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Exhibit 12.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(numbers in thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Earnings:
Net increase in net assets resulting from operations	$100,748	$96,855	$104,444	$64,106	$39,970
Income tax expense (benefit) and excise taxes	6,287	(35)	10,820	6,288	941

Total earnings before taxes	$107,035	$96,820	$115,264	$70,394	$40,911

Fixed Charges:
Interest expense	$23,589	$20,238	$15,631	$13,518	$9,058

Total fixed charges	$23,589	$20,238	$15,631	$13,518	$9,058

Earnings available to cover fixed charges	$130,624	$117,058	$130,895	$83,912	$49,969
Ratio of earnings to fixed charges	5.54	5.78	8.37	6.21	5.52

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  Exhibit 12.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (numbers in thousands)